Total Return Securities Fund N-2

Exhibit (a)(vi)

STATE OF DELAWARE
CERTIFICATE FOR RENEWAL
AND REVIVAL OF CHARTER

The corporation organized under the laws of Delaware, the charter of which was voided for non-payment of taxes, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

1.	The name of this corporation is The Swiss Helvetia Fund, Inc..

2.	Its registered office in the State of Delaware is located at 1209 Orange Street (street), City of Wilmington Zip Code 19801 County of New Castle the name of its registered agent is The Corporation Trust Company.

3.	The date of filing of the original Certificate of Incorporation in Delaware was October 24, 1986.

4.	The date when restoration, renewal, and revival of the charter of this company is to commence is the 28th day of February, 2010 , same being prior to the date of the expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.

5.	This corporation was duly organized and carried on the business authorized by its charter until the 1st day of March A.D. 2010 , at which time its charter became inoperative and void for non-payment of taxes and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters the last and acting authorized officer  hereunto set his/her hand to this certificate this        1st        day of    February         A.D.     2011    .

/s/ EDWARD J. VEILLEUK
Authorized Officer

Name:	EDWARD J. VEILLEUK
Print or Type

Title:	VICE PRESIDENT SECRETARY